Exhibit 1

                      FIRST QUARTER REPORT TO SHAREHOLDERS
                      For the Quarter Ending March 31, 1994

                          For Release:  April 29, 1994

                       HECLA REPORTS FIRST QUARTER RESULTS

                   COEUR D'ALENE, Idaho -- Hecla Mining Company (HL & HL-B:NYSE) reported a net loss Friday of $5.7 million on revenue of $27.7 million for the first quarter of 1994. After a $2 million dividend to preferred shareholders, the company's loss for the 1994 quarter amounted to $7.7 million, or 19 cents per common share. First quarter results were adversely affected by approximately $2.2 million in nonrecurring merger-related costs resulting from the acquisition of Equinox Resources Ltd. completed in March 1994 and initial start-up costs totaling $1.7 million at the new La Choya gold mine in Mexico. The loss compares with $5.5 million, or 15 cents per common share, for the same period in 1993.

                   Hecla's Chairman Arthur Brown said, "With expenses related to the acquisition of Equinox and the start-up of La Choya behind us, we expect improved earnings in the remainder of 1994." Brown said he's also encouraged by a report that a silver shortage exists which bodes well for future silver prices. He noted, "New discoveries of silver ore at the Gold Hunter and Greens Creek mines place Hecla in a position to significantly expand its silver production in the future." Brown added, "With production commencing this year at Hecla's new La Choya and Grouse Creek gold operations, the company expects to more than double its gold production."

                   In February, the company officially opened its first operation outside the United States and Canada. The La Choya gold mine is located approximately 30 miles south of the U.S. border in the state of Sonora, Mexico. La Choya is an open pit, heap leach mine with a carbon recovery plant. Exploration activities at La Choya have expanded proven and probable reserves to 6.7 million tons grading .037 ounce of gold per ton, or 244,300 contained ounces. The new reserves have extended the mine life from approximately 2-1/2 to four years. Production at La Choya is expected to be 50,000 ounces of gold in 1994. At full production, the mine is expected to produce 63,000 ounces of gold annually.






          Contact Bill Booth, Manager -- Investor and Public Affairs
             6500 Mineral Drive . Coeur d'Alene, Idaho 83814-8788
                        208/769-4100 . FAX 208/769-4159

                   Also in Mexico, Hecla opened a processing plant on March 12 to produce ball clay and kaolin slurries. Hecla's K-T Clay de Mexico S.A. de C.V. is located near Monterrey in the state of Nuevo Leon. The facility represents a $6.9 million capital investment for the company.


                   On March 11, 1994, Hecla completed its acquisition of Equinox Resources Ltd. The key assets acquired are the Rosebud gold project in Pershing County, Nevada, and a 47 percent joint-venture interest in the American Girl gold mine in Impe-rial County, California. As of December 31, 1993, the Rosebud deposit contained 512,000 ounces of proven and probable gold reserves and has significant exploration and development potential. Hecla intends to develop the Rosebud gold project upon satisfactory completion of a feasibility study which is expected to be finalized by late-1995. Construction could begin shortly thereafter, with production commencing as early as the fourth quarter of 1996. The feasibility study will assess the property's potential to produce between 70,000 and 80,000 ounces of gold annually.

                   Hecla's share of the 1994 production from the Ameri-can Girl mine will be approximately 30,000 ounces of gold. The mine has sufficient ore reserves to last until mid-1995, when mining is expected to start at the adjacent Oro Cruz gold project. Both are managed by MK Gold through a joint-venture arrangement. The Equinox acquisition also brings Hecla nearly 30 other exploration projects, most of which are being explored by joint-venture partners in the United States, Canada and Bolivia.

                   Hecla Mining Company has its headquarters in Coeur d'Alene, Idaho. During its 103-year history, Hecla has been a leading U.S. producer of silver and lead, and more recently, a significant supplier of gold and industrial minerals.


                                      -HL-











          Contact Bill Booth, Manager -- Investor and Public Affairs
                                (208) 769-4100

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
                                RESULTS IN BRIEF
         (dollars in thousands,                    First Quarter
         except per-share amounts)         _____________________________
                                              1994               1993(1)
                                           __________         __________
         Total revenue                      $ 27,653           $ 23,930
         Net loss                             (5,650)            (5,458)
         Loss applicable to common
           shareholders                       (7,663)            (5,458)
         Loss per common share                 (0.19)             (0.15)
         Sale of products
           Gold operations                     7,858              7,379
           Silver operations                   2,585              4,091
           Industrial minerals                15,165             11,826
           Specialty metals                      732                483
             Total sales                      26,340             23,779
         Gross profit (loss)
           Gold operations                      (136)               317
           Silver operations                  (1,806)            (2,792)
           Industrial minerals                 1,100              1,230
           Specialty metals                     (109)              (101)
             Total gross profit (loss)          (951)            (1,346)


                               AVERAGE METAL PRICES
                                                   First Quarter
                                           _____________________________
                                              1994               1993
                                           __________         __________
         Gold (per ounce)                    $ 384.00           $ 329.00
         Silver (per ounce)                      5.29               3.66
         Lead (per pound)                        0.22               0.19
         Zinc (per pound)                        0.44               0.47


         (1) Financial information and production data have been restated to reflect the acquisition of Equinox Resources Ltd. accounted for as a pooling of interests.






          Contact Bill Booth, Manager -- Investor and Public Affairs
                                (208) 769-4100

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
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
                               HECLA MINING COMPANY
                          SELECTED FINANCIAL INFORMATION
                     (in thousands, except per-share amounts)
                                                  Three Months Ended
                                           _______________________________
         Income Statement Data:            March 31, 1994   March 31, 1993(1)
                                           ______________   ______________
             Sales of products                $ 26,340         $ 23,779
             Gross profit (loss)                  (951)          (1,346)
             General & administrative            4,559            1,754
             Exploration & research              2,108            1,174
             Depreciation & amortization           182              126
             Provision for closed opera-
               tions & environmental
               matters                             240              187
               Loss from operations             (8,040)          (4,587)
           Other income (expense):
             Interest and other income           1,314              151
             Gain (loss) on sale of
               investments                       1,328              (69)
             Miscellaneous income (expense)         --               (5)
             Interest expense:
               Total interest cost              (1,149)          (1,543)
               Less amount capitalized             965              665
           Loss before income taxes             (5,582)          (5,388)
           Income tax provision                    (68)             (70)
           Net loss                             (5,650)          (5,458)
           Dividends on preferred stock         (2,013)              --
           Loss applicable to common
             shareholders                       (7,663)          (5,458)
           Loss per common share                 (0.19)           (0.15)
           Weighted average number of
             common shares outstanding          40,341           36,264
           Common shares outstanding at
             end of period                      40,525           36,274
         ______________________________
         Cash Flow Data:
           Cash flow to operations             (12,901)          (2,302)
           Cash, cash equivalents and
             short-term investments at
             end of period                      55,826            4,736
         ______________________________




          Contact Bill Booth, Manager -- Investor and Public Affairs
                                (208) 769-4100

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




         Selected Balance Sheet Data:      March 31, 1994   Dec. 31, 1993(1)
                                           ______________   ______________
           Total current assets              $  98,435        $ 103,531
           Properties, plants and
             equipment, net                    226,311          229,055
           Total assets                        337,636          346,153
           Working capital                      77,474           81,223
           Total current liabilities            20,961           22,308
           Long-term debt                       51,008           50,009
           Total shareholders' equity          237,992          244,672

                            ____________________________


































          Contact Bill Booth, Manager -- Investor and Public Affairs
                                (208) 769-4100


                                   PRODUCTION DATA

                                                  Three Months Ended
                                           _______________________________
                                           March 31, 1994   March 31, 1993(1)
                                           ______________   ______________
         Republic Unit

           Gold (oz.)                            9,352           11,359
           Silver (oz.)                         64,881           58,373
           Cash cost per oz. of gold           $   265          $   225
           Full cost per oz. of gold           $   329          $   284
         American Girl Unit
           Gold (oz.)                            7,343            9,369
           Silver (oz.)                          3,794            4,348
           Cash cost per oz. of gold           $   327          $   275
           Full cost per oz. of gold           $   355          $   364
         Lucky Friday Unit
           Silver (oz.)                        459,187          663,559
           Gold (oz.)                              234              254
           Lead (tons)                           4,967            6,145
           Zinc (tons)                             777            1,447
           Cash cost per oz. of silver         $  6.52          $  4.30
           Full cost per oz. of silver         $  7.79          $  5.42
         Greens Creek Unit
           Silver (oz.)                             --          429,860
           Gold (oz.)                               --            2,499
           Lead (tons)                              --            1,192
           Zinc (tons)                              --            3,171
           Cash cost per oz. of silver              --          $  4.92
           Full cost per oz. of silver              --          $  6.77
         Other Units (Cactus and La Choya)
           Gold (oz.)                            2,884            1,421
           Silver (oz.)                          4,693            6,693
         Total production and average costs
           Silver (oz.)                        532,555        1,162,833
           Gold (oz.)                           19,813           24,902
           Lead (tons)                           4,967            7,337
           Zinc (tons)                             777            4,618
           Average cash cost per oz. of gold   $   373          $   250
           Average full cost per oz. of gold   $   422          $   322
           Average cash cost per oz. of silver $  6.52          $  4.54
           Average full cost per oz. of silver $  7.79          $  5.95


          Contact Bill Booth, Manager -- Investor and Public Affairs
                                (208) 769-4100

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